1.
Presentation
Filing under Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Filing by: Tower Group, Inc.
Subject Company: Tower Group, Inc.
SEC File No. of Tower Group, Inc.: 000-50990
Registration No. 333-183661

Forward-Looking Statements
This document contains certain forward-looking information about Tower Group, Inc. (“Tower”), Canopius Holdings Bermuda Limited
(“Canopius Bermuda”) and Tower Group International, Ltd. (“Tower Ltd.”). Forward-looking information about Tower is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, while forward-looking information about Canopius Bermuda is not intended to be covered by such safe harbor. Forward-looking statements may be made directly in this document and may include statements for the period after the completion of the merger.
Representatives of Tower and Canopius Bermuda may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,”
“should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include statements about the expected benefits of the merger, the expected ownership of Tower Ltd., information about the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the merger and whether and when the merger will be completed. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of the management of each of Tower and Canopius Bermuda and are subject to risks and uncertainties, including the risks described in this presentation, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in this presentation or made by representatives of Tower or Canopius Bermuda may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or, in the case of statements made by representatives of Tower or Canopius Bermuda, on the date those statements are made. All subsequent written and oral forward-
looking statements concerning the merger or the combined company or other matters addressed in this document and attributable to Tower or Canopius Bermuda or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Tower nor
Canopius Bermuda undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.
Notes on Non-GAAP Financial Measures
(1)  Operating income excludes realized gains and losses, acquisition-related transaction costs and the results of the reciprocal business, net of tax. Operating income is a common measurement for property and casualty insurance companies. We believe this presentation enhances the understanding of our results of operations by highlighting the underlying profitability of our insurance business. Additionally, these measures are a key internal management performance standard. Operating earnings per share is operating income divided by diluted weighted average shares outstanding. Operating return on equity is annualized operating income divided by average common stockholders' equity.
(2) Gross premiums written and managed include gross premiums written through our insurance subsidiaries and produced as managing general agent on behalf of other insurance companies, including the reciprocal business.

More than 20%
Less than 24%
Less than 80%
More than 76%

TOWER GROUP

High Level Pro Forma Corporate Chart
Tower Group
Delaware Holding Company
*CP Re used solely to reinsure US Pool
Tower
Shareholders
100%
US Pool*
Castle Point Re*
(“CP Re”)
CURRENT STRUCTURE
New
Shareholders
Tower
Shareholders
Tower Group
Bermuda Holding Company
Bermuda Operations,
Lloyd’s and CP Re
business
Tower and its
Subsidiaries
U.S. Operations
EXPECTED POST MERGER STRUCTURE

Investment Highlights
Demonstrated track record of growth and profitability
• 129% total return since IPO in 2004
• Outperformed S&P 500 by 2.5x and SNL U.S. Insurance P&C Index by 1.6x
• Full deployment of capital from CastlePoint merger through accretive acquisitions
• Organic growth of commercial, specialty and personal lines business to achieve scale and greater profitability
• Increasing commission and fee income
• Complete build-out of diversified international specialty insurance company
• Gain access to Bermuda platform to provide efficient source of capital
Attractive entry point for new investors
• 0.63x P/B and 0.95x P/TB
• 4.3% dividend yield vs. 1.4% yield of the SNL U.S. Insurance P&C Index
Significant insider ownership
• $70 MM (approximately 8% pro forma ownership)
Source: SNL Financial. Market data as of December 4, 2012
*excludes catastrophic storm losses and adverse development.
Since 2010, Tower’s core domestic franchise has generated a stable 10% - 12% ROE*
(15% - 17% ROTE)*
Canopius transaction expected in 2014 to result in 13% - 15% Pro Forma ROE
(forecasted 18% - 20% ROTE)

Overview of Tower
Diversified international specialty P&C insurance company
• Rated “A-” by A.M. Best
• Top 50 P&C insurance company
• 20 offices nationwide with over 1,400 employees
Diversified product offering in U.S.
• Commercial General: 36%*
» Comprehensive product offering to small business owners
• Commercial Specialty: 32%*
» Narrowly focused specialty products
• Personal Lines: 32%*
» Home and auto
Canopius transaction enables further growth in international markets
• Expands existing relationships with Lloyd’s syndicates
• Bermuda platform provides capital to support Tower and third parties
* Percentage of total premium for the nine months ended 9/30/12

Tower CAGR: 39%
Peers 2%
Industry 3%

Tower CAGR: 61%
Peers 24%
Industry 7%

Tower CAGR: 23%
Peers 11%
Industry 9%

Tower CAGR: 16%
Peers 10%
Industry 6%

TOWER GROUP

Strong and Consistent Track Record of Profitable Growth
Source: SNL Financial. Industry data based upon SNL U.S. Insurance P&C Index. Peers include AFG, AFSI, HCC, MKL, NAVG, RLI, SIGI, THG, UFCS, WRB. Component companies and weighting based on
SNL U.S. Insurance P&C Index as of 12/4/2012. CAGR 2004 – 2011.
Note: Tower numbers for BVPS and TBVPS adjusted to reflect 1/1/2011 adoption of new guidance for DAC reporting
* 3Q12 gross premiums written and dividends represent the nine months ended 9/30/12 annualized.
Book Value per Share Tangible Book Value per Share
Gross Written Premiums ($MM) Dividends Per Share
6.28
6.88
8.66
12.74
13.67
22.72
25.19
26.37
27.49
-
5
10
15
20
25
30
2004 2005 2006 2007 2008 2009 2010 2011 3Q12
178
300
433
524
635
1,071
1,496
1,811
1,986
-
400
800
1,200
1,600
2,000
2,400
2004 2005 2006 2007 2008 2009 2010 2011 3Q12*
6.03
6.59
8.39
11.23
11.99
16.09
16.31
17.18
18.32
-
5
10
15
20
2004 2005 2006 2007 2008 2009 2010 2011 3Q12
0.03 0.10 0.10
0.15
0.20
0.26
0.39
0.69
0.75
-
0.20
0.40
0.60
0.80
2004 2005 2006 2007 2008 2009 2010 2011 3Q12*

Superior Underwriting Track Record
Tower has outperformed the P&C industry loss ratio by approximately 10 points
Positive loss ratio trends
•
Changes to business mix
•
Corrective underwriting actions
•
Claims cost reduction
•
Improving pricing environment
2Q12 reserve charge solidifies balance sheet
•
No adverse development expected
Note: P&C Industry Data source SNL Financial
9/30/12 represents the nine months ended 9/30/12.
59.4%
72.7%
58.8%
74.4%
60.3%
65.2%
55.2%
68.0%
51.7%
77.4%
55.6%
72.3%
58.7%
73.6%
61.1%
79.4%
60.7%
72.7%
1.5%
6.5%
7.0%
60.2%
67.6% 67.7%
2004 2005 2006 2007 2008 2009 2010 2011 9/30/2012
Loss Ratio
Core Tower Tower Catastrophe & Reserve Development P&C Industry

Tower Phase I (2005 - 2008)
Note: Average combined ratio and average ROE metrics are premium weighted
Strong operating performance
• Average ROE 19.9%
• Average combined ratio 86.6%
• Gross premiums written & produced CAGR of 34%
Efficient use of capital
• $805 MM in premiums written and managed with $319 MM of capital
• Generated significant fee income through management fees and ceding commissions
Geographic and product specialization
• Heavily concentrated in Northeast
• Primarily focused on small commercial products

Tower Phase II (2009 - 2012)
Challenging market conditions
• Financial crisis and prolonged economic downturn
• Declining premium rates
• Low interest rate environment
• Unprecedented catastrophic events (Irene and Sandy)
Proactive plan to position Tower for success
• Acquired CastlePoint in 2009 to strengthen capital base
» Increased capital from $319 MM to $819 MM
– $1 B of capital by year end 2009
• Deployed excess capital through accretive acquisitions
• Took corrective underwriting actions and shifted business mix to improve underwriting results
• Increased reserves to solidify balance sheet
• Modified asset allocation and implemented strategic investments to increase investment yields
• Used reciprocals and increased reinsurance protection to decrease catastrophe exposure

Strategic Five-Year Plan
Tower began a strategic five-year plan in 2010
• Expansion into international and specialty markets
• Broaden product platform in U.S. to add personal and specialty lines
• Enhance business model to grow fee income
• Improve systems infrastructure
• Gain access to Bermuda platform
Tower successfully diversified its revenues by geography and line of business which should decrease risk and provide more stable, predictable earnings
Tower’s recent infrastructure investments will allow Tower to achieve greater scale and grow profitably and efficiently without significant future capital expenditures
Merger with Canopius is final key step in executing five-year plan

Canopius Merger Background
CHBL’s parent company, Canopius Group Limited (“CGL”), is a privately owned (re)insurance group with operations at Lloyd’s
• 2011 GPW of approximately $1 billion
• Quota share relationship with Tower since July 2011
Tower invested $75 MM in CGL in August 2012
• 10.7% ownership stake
• Option to merge with subsidiary of CHBL
• Increased existing quota share of CGL’s Lloyd’s business
• CGL assistance in creating Tower’s Lloyd’s managing agency
Strategic benefits:
• Bermuda platform
• Access to profitable specialty and international business
• Minimize acquisition or start-up related execution risk of creating a Lloyd’s syndicate
• Take advantage of the leverage opportunities offered by Lloyd’s
Bermuda operations
• Quota share Lloyd’s business from CGL and third parties
• CHBL acquired for tangible book value plus the value of retained business (~$8 MM)
» Tower determines CHBL tangible book value and retained business as part of pre-closing restructuring

Existing Tower* 2013 Pro Forma
Tower Phase III (2013 - 2014)
U.S. Bermuda Lloyd’s
•
Continue expansion of commercial,
personal and specialty businesses
•
Establish efficient platform to
support U.S. and international
business
•
Expand existing relationships with
Lloyd’s syndicates to access $38B
market
•
Expect to create Tower Lloyd’s
managing agency
* Percentage of total premium for the nine months ended 9/30/12
• EPS accretion expected to be ~ 5% in 2013 and projected to be mid-teens in 2014
• Expected to increase ROE to 13% - 15% within 18 months
• Creates a global specialty insurance company
Commercial
General
36%
Personal
Lines
32%
Commercial
Specialty
32%
Commercial
General
31%
Personal
Lines
31%
Commercial
Specialty
23%
Quota share
of Lloyd's
business
15%
Merger is final key step in executing five-year plan

Organic Growth Strategy
Transitioning from acquisitions to organic growth
• Completed deployment of excess capital by making accretive acquisitions
• Implemented organic growth initiative in 2011
» Develop and customize products for different industries and customer groups as well as key clients
» Improve existing business units and create new business units
» Improve technical expertise in functions related to generating organic growth (ex. Product and business development)
Organic growth is working
• Newly created business units are driving organic growth
» Assumed reinsurance and customized solutions generated $127 MM of new written premiums in 2011 and $167MM year to date 2012
• Talent depth
» Recently hired highly experienced underwriting managers with national markets and product experience to provide leadership for personal and commercial lines businesses
– Expected expansion into affluent personal lines market and various commercial niche markets expected in 2013
• Currently developing a pipeline of customized products for select agents
• Recently formed strategic alliances with Lloyd’s syndicates and key business partners to significantly improve product and analytical expertise in specialty markets

Improving Market Conditions
Positive pricing beginning in mid 2011
Sandy should serve as a catalyst for further pricing improvements in the Northeast
Source: The Council of Insurance Agents & Brokers
P&C Pricing Trends
15%
10%
5%
0%
5%
1Q08 3Q08 1Q09 3Q09 1Q10 3Q10 1Q11 3Q11 1Q12 3Q12
Small Commercial Commercial
-
-
-

Sandy Losses Limited by Reinsurance and Underwriting
100% Tower
100% Reinsured
30% Tower 70% Reinsured
$925 MM
$225 MM
$150 MM
$75 MM
$0 MM
100% Reinsured
Expect future impact of catastrophe losses on Tower’s earnings to be more limited
• Continued geographical diversification
• Utilization of reciprocals to reduce Tower’s earnings volatility
• Further strengthen reinsurance program
• Pre-tax net of reinsurance insurance losses estimated at $95 MM
• Expect limited share of industry losses due to conservative underwriting profile
» Irene 1% of industry loss despite 3.9% market share
• Irene and Sandy were two of the four major windstorms to make landfall in the
Tri-state area in last 100 years
• Losses from Sandy and Irene represent the two single largest loss events in
Tower’s history
» Prior to Irene and Sandy, Tower’s total aggregate historical catastrophe losses were less than Irene losses
Sandy’s after-tax estimate of loss ranges from $55 - $68 MM
Limited catastrophe activity in the Northeast prior to Irene and Sandy

• Fixed income average quality of A+
• Duration of 4.7 years
• Tax equivalent book yield of 4.6%
Asset Allocation
Asset Quality
Note: All numbers exclude the reciprocal exchanges.
Highly Rated Investments
Municipal bonds
29%
Corporate and other
bonds
27%
Commercial,
residential and
asset-backed
securities
24%
Equity securities
5%
Cash and cash
equivalents
7%
US Treasury
securities
5%
US Agency
securities
3%
AAA
8%
AA
41%
A
19%
BBB
9%
Below BBB
11%
Cash and cash
equivalents
7%
US Treasury
securities
5%
Our high-quality investment portfolio had net unrealized pre-tax gains of $157 million at September 30,
2012 attributable to Tower shareholders

Phase I Phase II Phase III
Achieve scale for predominately commercial
business
Fee income
Significant investments in infrastructure to
support two additional businesses
Acquisition integration
Shift in claims expense to underwriting
Leverage
infrastructure through
organic growth
Increasing fee income
Leveraging Existing Infrastructure
Premium
($MM)
335 421 608 805 1,082 1,496 1,811 1,489 2,270 2,577
Premium is gross written premium and produced
32%
29%
30%
32%
35%
35%
33%
35%
36%
34%
2005 2006 2007 2008 2009 2010 2011 2012 YTD 2013 E 2014 E
Expense Ratio Excluding Reciprocals

Earnings Outlook
Merger is expected to be ~5% accretive to 2013 EPS
Projected to be mid-teens accretive in 2014
Capital Fully
Deployed
13 - 15% ROE 12.3% ROE
Pro Forma EPS on a Tower equivalent basis. Assumes merger transaction closes in 4Q12
$2.87 ($0.69)
$0.63
$0.15
$0.09
$3.05
$3.97
Base 2013 Dilution Bermuda
Platform
Efficiency
Additional
Investment
Income
Additional
Underwriting
Earnings
Pro Forma 2013 Pro Forma 2014

ROE Drivers
*2013 and 2014 forecast assumes merger transaction closes in 4Q12
2012E 2013 2014
Operating Combined Ratio 95.6% 97.2% 94.5% - 96.5%
Operating Leverage 1.5x 1.4x 1.5x
Underwriting ROE 6.7% 3.8% 5.3% - 8.3%
Investment Leverage 2.3x 2.3x 2.2x
Investment Yield 4.8% 4.7% 4.7%
Investment ROE 11.1% 11.2% 10.6%
Contribution from Fee Income 1.0% 1.1% 1.0%
Contribution from Corporate Overhead & Debt -3.7% -2.8% -3.2%
Pre-Tax ROE 15.1% 13.3% 14% - 17%
Tax Rate 29.4% 7.2% 7.3%
Operating ROE 10.7% 12.3% 13% - 15%
Impact of Storms and Adverse Development -11.2%
Return on Equity -0.5% 12.3% 13% - 15%
Operating Return on Tangible Equity 16.2% 17.5% 18% - 20%
Pro Forma Estimates
2014 forecasted ROTE is expected to be 18% - 20%

Summary
Successfully completed investment in infrastructure to build diversified commercial, specialty and personal lines platform
• Since 2010, domestic franchise has generated a stable 10% - 12% ROE (15% to 17% ROTE)*
Merger is a key final step to creating a diversified international specialty insurance company
• Further expands international and specialty business
• Gains access to Bermuda platform to provide efficient source of capital
• Completed business platform expected to yield 13% - 15% ROE in 2014 (forecasted 18% to 20% ROTE)
Attractive entry point for new investors
• 0.63x P/B and 0.95x P/TB
• 4.3% dividend yield vs. 1.4% yield of the SNL U.S. Insurance P&C Index
Significant insider ownership
• $70 MM (approximately 8% pro forma ownership)
Source: SNL Financial. Market data as of December 4, 2012
*excludes catastrophic storm losses and adverse development.

Additional Information and Where to Find It

In connection with this proposed transaction, Tower Group, Inc. (“Tower”) and Canopius Holdings Bermuda Limited has filed a joint proxy statement/prospectus with the United States Securities and Exchange Commission (the “SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the proxy statement/prospectus and all relevant documents filed by Tower with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Tower, from Tower directly at 120 Broadway (31st Floor), New York, NY 10271, (212) 655-2000; email: info@twrgrp.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.